UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69891

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALLARIA SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1110 BRICKELL AVENUE, SUITE 603
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARCELO DI CUGNO	(786) 686-5401	mdicugno@allariasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB GRAVIER, LLP
(Name – if individual, state last, first, and middle name)

396 ALHAMBRA CIRCLE, SUITE 900	CORAL GABLES	FL	33134
(Address)	(City)	(State)	(Zip Code)

09/01/2009	#3676
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCELO DI CUGNO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALLARIA SECURITIES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IVONNE LANDERO
Notary Public - State of Florida
Commission # HH 051655
My Comm. Expires Oct 7, 2024

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- [X] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [X] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [X] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Members
of Allaria Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allaria Securities, LLC. as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allaria Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allaria Securities, LLC's management. Our responsibility is to express an opinion on Allaria Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allaria Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption), have been subjected to audit procedures performed in conjunction with the audit of Allaria Securities, LLC's financial statements.

The supplemental information is the responsibility of Allaria Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

We have served as Allaria Securities, LLC.'s auditor since 2021.

Coral Gables, Florida

February 28, 2022

ALLARIA SECURITIES LLC.

Statement of Financial Condition

As of December 31, 2021

ASSETS

Cash and cash equivalents	$ 115,474
Due from brokers and clearing organizations	2,584,768
Due from affiliated entities	15,984
Fixed assets, net (note 4)	3,093
Receivables, prepaids, and other assets	59,199
Total assets	**$ 2,778,518**

LIABILITIES AND MEMBER'S EQUITY

Due to Affiliated entities	161,544
Accrued expenses and other liabilities	78,756
Total liabilities	240,300
Commitments and Contingencies (Note 2)	-
Member's equity	
Total member's equity	2,538,218
Total liabilities and member's equity	**$ 2,778,518**

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.

Statement of Operations

For the year ended December 31, 2021

Revenues	
Commissions and trading revenues	$ 3,216,969
12b-1 fees	679,019
Margin interests	20,064
Administrative fees	77,600
Interest earned from deposits and bank balances	42
SBA PPP Loan debt forgiveness	62,623
Dividends and other income	24,243
Total Revenues	4,080,560
Expenses	
Related party fees, net	1,743,043
Compensation	1,092,822
Legal and professional fees	415,885
Trading and clearing	252,799
Quotation, communications, and trading system costs	119,995
Occupancy	64,122
Regulatory expenses	18,751
Travel and entertainment	1,473
Insurance	2,071
Interest expense	549
Other expenses	7,834
Total expenses	3,719,344
Net Income	$ 361,216

The accompanying notes are an integral part of these financial statements.

Statement changes in Member's Equity
For the year ended December 31, 2021

	Member's Equity
Balance at January 1, 2021	$ 2,359,002
Distributions	(182,000)
Net Income	361,216
Balance at December 31, 2021	$ 2,538,218

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.

Statement of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activities	
Net Income	$ 361,216
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	6,454
SBA PPP Bank Loan and interest forgiveness	(62,074)
Changes in assets and liabilities	
Due from brokers and clearing organizations	(723,138)
Due from affiliated entities	52,240
Receivables, prepaids, and other assets	13,104
Due to affiliated entities	161,544
Accrued expenses and other payables	89
Total adjustments	(551,781)
Net cash used in operating activities	(190,565)
Cash flows from investing activities	
Purchase of fixed assets	(2,783)
Net cash used by investing activities	(2,783)
Cash flows from financing activities	
Distribution	(182,000)
Net cash provided by financing activities	(182,000)
Net decrease in cash and cash equivalents	(375,348)
Cash and cash equivalents at beginning of year	490,822
Cash and cash equivalents at end of year	$ 115,474
Non-Cash Activity	
SBA PPP Bank Loan and interest forgiveness	(62,074)

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Allaria Securities LLC. (The "Company") is a Florida registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Allaria LATAM Investments Inc. ("ALIS" or "Parent Company"). The Company initiated its Securities operation in 2018 and acts as an intermediary or agent between its customers and other financial institutions in the purchase and sale of various U.S. and foreign fixed-income investments products, U.S. government securities, government agency securities, and other securities investments. The Company is a member of the Financial Regulatory Authority ("FINRA").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition: All revenues are recorded in accordance with Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers. Revenues are recognized when: i) a contract with a client has been identified, ii) the performance obligations in the contract(s) have been identified, iii) the transaction price has been determined, iv) the transaction price has been allocated to each performance obligation in the contract, and v) the Company has satisfied the applicable performance obligation over time.

The Company's revenues from contract with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the customer by debiting the customer brokerage account with the Company. The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument for sale or purchase is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

Commission and trading income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers, and includes amounts for the securities price differential between what the Company buys from and sells to customers and/or counterparties. Acting as an Agent, commission income is generated by the trade execution from the customer purchase and sale of securities on exchanges or over-the-counter, and through the purchase of various investment products, such as mutual funds, options, and commodity transactions. Revenue recognized under commissions and trading income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

12b-1 fees represent mutual funds fee revenue which is a residual commission and is recorded overtime as earned. Such trailing commission revenue is generally based as a percentage of the average current market value of the customer's investment holdings in such trailer eligible funds. As the trailing commissions revenue is based on the current market value of the customer holdings, this variable consideration is constrained until the market value is determinable.

The Company offers customers the ability to utilize their cash and securities as collateral for margin and non-purpose loans. Margin loans permit the customer to trade on leverage, executing larger trades than permitted with a normal cash account. Non-purpose loans are exclusively for non-securities investments external to customer accounts.

In both cases the Company's custodian collects a base interest rate on the average debit balance held per month, and the Company earns any additional amount above that which is charged to each customer. The performance obligation is satisfied during the interest period in which the customer held a debit balance.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sweep fees are assessed to customer accounts related to customer cash funds moved into a money market fund in their account at the close each business day. The fee is variable and is based on a percentage of the management fee of the money market fund at which time the performance obligation has been fulfilled. The structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately.

The company assesses an annual administrative charge to all its customer accounts. This fee is charged directly by the clearing broker to each customer account and credited to the Company's firm own account.

Cash and cash equivalents: Cash and cash equivalents include cash and deposits with other financial institutions with maturities of ninety days or less from the date of acquisition.

Fair Value of Financial Instruments: Fair value of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: The Company can be exposed, during the course of its operations, to concentrations of credit risk with depository institutions of the United States in the form of bank accounts with balances in excess of the insurance limit amount covered by the Federal Depository Institution Corporation (or FDIC).

The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these balances or transactions.

Transfers of Financial Assets: Transfers of financial assets, such as sales of securities, are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Receivables and Payables to Brokers and Dealers: In accordance with ASC 326 Current expected credit loss standard, the Company's receivable from clearing organizations include amounts receivable for unsettled trades, cash, deposits, and other balances executed on behalf of customers. The Company's trades and contracts are cleared through its clearing organization and settled daily between the clearing organization and the Company.

Because of this daily settlement, the amount of unsettled daily credit exposures the company owes to the clearing organization is limited to a very short period of time. The Company continually reviews the credit quality of its counterparties when trading. Based on the Company's evaluation the adoption of ASC 326-20 Financial Instruments—Credit Losses did not have a material effect in its financial position and results of operation.

Income Taxes: The Company is treated as a partnership for Federal income tax purposes and accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes. In addition, the firm evaluated ASC740 and determined that it had no financial impact from its implementation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures tax positions based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally subject to U.S. Federal or State examinations by tax authorities since its inception.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ significantly from those estimates.

Commitments and Contingencies: The Company has a cancelable (upon notice) lease commitment for office space that expires on August 14, 2022. Future lease obligations under such commitment total $34,729 for 2022. As of December 31, 2021, the Company rent expense totaled $53,758, and is included as part of the occupancy expense in the statement of operations. As of December 31, 2021, the Company deferred rent liability totaled $1,736, and is included in the accrued expense and other liabilities in the statement of financial condition.

The Company can be exposed to various asserted and unasserted potential claims encountered in the normal course of business. Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2021, no such liabilities or claims where recorded or threatened.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by some personnel shared with ALIS and one of its affiliates. As such, the Company can get reimbursed for expenses and/or pay for resources used while conducting its business activities. At December 31, 2021, the receivable from ALIS and its affiliate for operating expenses amounted to $15,984 and the 2021 reimbursed expenses totaled $48,545.

The company maintains a sub broker agreement with a related foreign entity and as such may have a receivable or a payable, and a corresponding revenue or expense, dependent on the volume and type of activity. As of December 31, 2021, the related payable for such agreement totaled $161,544 and the related net expense totaled $1,743,043.

NOTE 4 – FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 2 to 3 years dependent on the asset type. Expenditures for repairs and maintenance are charged to expense as incurred and are reflected as part of occupancy expenses in the Statement of Operations.

The Company's management reviews fixed assets for impairments whenever events or changes in circumstances may indicate that the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to its fair value. As of December 31, 2021 no fixed assets have been deemed impaired.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts on occurrence, and any related gain or loss is reflected in income for the period.

NOTE 4 – FIXED ASSETS (Continued)

As of December 31, 2021, fixed assets consisted of the following:

Furniture & fixtures	$19,438
Computer equipment	14,391
Total fixed assets	33,829
Accumulated depreciation	(30,736)
Fixed assets, net	$3,093

For the year ended December 31, 2021, depreciation expense totaled $6,454, reflected as part of occupancy expenses in the Statement of Operations.

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT

The Company clears its securities transactions on a fully disclosed basis through its clearing broker, a major New York-based financial institution. The Company initiated activity under such agreement with the clearing broker in October 2018. As of December 31, 2021, the Company had a total of $2,584,768 in cash & deposits due from its clearing broker. The amount includes a $250,000 interest bearing restricted deposit in benefit of the clearing broker. Such deposit will be returned to the Company within 30 days after the termination of the clearing agreement.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2021, the Company's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2021.

NOTE 7 - LONG-TERM DEBT

During 2020 the Company qualified, applied for, and received a loan under the Paycheck Protection Program ("PPP'), a loan program administered by the Small Business Administration ("SBA"). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), provides loans to qualified entities for amounts up to 2.5 times the average monthly payroll expenses of the qualifying entity. The Company met the requirements for loan forgiveness on November 24, 2021, and had its loan forgiven for an amount of $61,700 in principal and $923 in interest. These amounts were recorded as a gain in the statement of operations on that date.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $250,000, and requires that the ratio of aggregated indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2021, the Company's net capital was $2,459,942 which was in excess by $2,209,942 of its required net capital of $250,000, and its ratio of aggregate indebtedness to net capital was 0.0977 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 9 - CUSTOMER PROTECTION REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's customer protection rule requirements regarding reserves and custody of securities (Rule 15c3-3). Due to its fully disclosed clearing agreement the Company is exempt from the reserve requirement computations and reserve maintenance according to the provisions of the SEC Rule 15c3-3(k)(2)(i) and 3(k)(2)(ii). In addition, the Company is exempt from the securities possession and control requirements of the rule under the same 15c3-3(k)(2)(i) and 3(k)(2)(ii) exemptive provision.

NOTE 10 - CORONAVIRUS

The outbreaks of the coronavirus had no adverse impact on the Firm financial condition or results of operations, so no future periods impact is expected.

NOTE 11 – SUBSEQUENT EVENTS

The Company made a capital distribution to ALIS of $42,000 on January 20, 2022.

In accordance with the Accounting Standards Codification ("ASC") 855, the Company has evaluated subsequent events and transactions for potential recognitions and/or disclosure through February 28, 2022, which is the date the financial statements were available to be issued and determined that there were no significant items affecting the accompanying financial statements that required such recognition or disclosure.

SUPPLEMENTARY INFORMATION

ALLARIA SECURITIES LLC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND STATEMENT PURSUANT TO SEC RULE 17a-5(d)(2)(iii)
December 31, 2021

Total Member's equity	$ 2,538,218
Deductions and charges	
Fixed assets, Net of accumulated depreciation	3,093
Receivables, prepaids, and other assets	59,199
Due from affiliated entities	15,984
Total non-allowable assets	78,276
Net capital before haircuts on securities	2,459,942
Haircuts on securities	
Total haircuts on securities	-
Net capital	$ 2,459,942
Aggregate indebtedness	
Items included in statement of financial condition	
Due to Affiliated entities	161,544
Accrued expenses and other liabilities	78,756
Aggregated Indebtedness	$ 240,300
Aggregate indebtedness to net capital	9.77%
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of Aggregate Indebtedness of $16,020 or $250,000, whichever is greater)	250,000
Net capital	$ 2,459,942
Excess net capital	$ 2,209,942

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There were no differences between the amounts presented above and the amounts presented in the Company's December 31, 2021 FOCUS Part II filings submitted on January 26, 2022.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule. The Company clears all customer transactions through Pershing LLC on a fully disclosed basis.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Members
of Allaria Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allaria Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allaria Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (exemption provisions) and (2) Allaria Securities, LLC stated that Allaria Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allaria Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allaria Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

February 28, 2022

Allaria Securities LLC

Allaria Securities LLC. Exemption Report

Allaria Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

Allaria Securities, LLC

We, Marcelo DiCugno (President & Chief Executive Officer) and Aaron Rodriguez (FINOP) swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: President & Chief Executive Officer

By: ______________________
Title: FINOP

February 28, 2022.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Directors and Members of
of Allaria Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Allaria Securities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel 305.446.3022 • Fax 305.446.6319
www.hlbgravier.com

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

February 28, 2022